[Matador Letterhead]

February 1, 2012

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. H. Roger Schwall

Re:	Matador Resources Company
Registration Statement on Form S-1 filed on August 12, 2011
File No. 333-176263, as amended (the “Registration Statement”)

Dear Mr. Schwall:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Matador Resources Company (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 5:00 p.m., Eastern Standard Time, on February 1, 2012, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of the effective date of the Registration Statement, the Company acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Janice V. Sharry at (214) 651-5562.

Very truly yours, Matador Resources Company

By:	/s/ Joseph Wm. Foran
Joseph Wm. Foran Chairman, President and Chief Executive Officer

cc:	David E. Lancaster
Janice V. Sharry
Doug Berman
Daryl Robertson